Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jackson National Life Insurance Company of New York and
Contract Owners of JNLNY Separate Account I:

We consent to the use of our reports on the financial statements of each Investment Division within JNLNY Separate Account I dated March 29, 2018, included herein and to the reference to our firm under the heading "Services" in the Statement of Additional Information, as part of the Post-Effective Amendment to the Form N-4 Registration Statement of JNLNY Separate Account I.

KPMG LLP

Chicago, Illinois
August 6, 2018



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jackson National Life Insurance Company of New York:

We consent to the use of our report on the financial statements of Jackson National Life Insurance Company of New York, dated March 21, 2018, included herein and to the reference to our firm under the heading "Services" in the Statement of Additional Information, as part of the Post-Effective Amendment to the Form N-4 Registration Statement.

KPMG LLP

Columbus, Ohio
August 6, 2018